A portion of this letter as filed via EDGAR has been omitted and filed separately with the U.S. Securities and Exchange Commission. Confidential treatment has been requested for the omitted portion, which has been noted in this letter with a placeholder identified by the mark “[***]”.

FOIA Confidential Treatment Requested by Mitsubishi UFJ Financial Group, Inc.

Pursuant to 17 C.F.R. §200.83

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME

CHIYODA-KU, TOKYO 100-0011, JAPAN

July 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549, U.S.A.

Attention:	Benjamin Phippen

Michael Volley

Division of Corporation Finance

Office of Finance

Mitsubishi UFJ Financial Group, Inc.

Form 20-F for Fiscal Year Ended March 31, 2023

File No. 000-54189

Dear Messrs. Phippen and Volley:

We are submitting this letter on behalf of our client, Mitsubishi UFJ Financial Group, Inc. (the “Registrant” or “MUFG”), in response to your letter, dated July 9, 2024. The Registrant and we appreciate your review of and feedback to the Registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2023, which was filed with U.S. Securities and Exchange Commission (the “Commission”) on July 24, 2023, and the Registrant’s previous response letter submitted on March 5, 2024.

Set forth below is the Registrant’s response to the Commission staff’s comment contained in your letter. The Commission staff’s comment is reproduced below for your convenience.

Form 20-F for the Fiscal Year Ended March 31, 2023

Note 2. Business Developments - Sale of MUFG Union Bank, page F-26

1.

Please refer to prior comment 2. We have considered the information provided in your response and a call on April 24, 2024. We object to your policy characterized as “the elimination of the differences in reporting periods” in which you directly adjusted shareholders’ equity and the August 31, 2022, carrying value of MUFG Union Bank’s assets and liabilities in order to reflect MUFG Union Bank’s financial results for the three months ending November 30, 2022 for both the transferred and sold assets and liabilities. Please restate your financial statements and related disclosures or tell us why a restatement is not required.

CONFIDENTIAL TREATMENT REQUESTED BY MITSUBISHI UFJ FINANCIAL GROUP, INC.

PURSUANT TO RULE 83

2

Response

The Registrant has concluded that it will restate its consolidated financial statements and related disclosures for the fiscal year ended March 31, 2023 as explained in detail in Appendix 1 to this response letter. In connection with the restatement, the Registrant also analyzed, as set forth in Appendix 2, the alternatives in accounting for the assets and liabilities of MUFG Union Bank, N.A. that were transferred to other entities within the MUFG Group in connection with the sale of MUFG Union Bank and determined that neither of the accounting alternative treatments were material to the consolidated financial statements. The restatement will be reflected in the Registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2024 (the “March 2024 Form 20-F”), to be filed substantially concurrently with this response letter. In the March 2024 Form 20-F, the Registrant will include a note to its consolidated financial statements disclosing details of the restatement in accordance with ASC 250 in the form attached to this response letter as Appendix 1. In addition, the Registrant will label all financial statement columns containing restated amounts for the fiscal year ended March 31, 2023 as “Restated”.

In light of the restatement, the Registrant’s management has concluded that there was a material weakness in the Registrant’s internal control over financial reporting as of March 31, 2024 and that, as a result, the Registrant’s disclosure controls and procedures and internal control over financial reporting were not effective. In addition, the Registrant’s management has also concluded that the Registrant’s disclosure controls and procedures and internal control over financial reporting were not effective as of March 31, 2023. The material weakness and related matters will also be disclosed in the March 2024 Form 20-F.

*     *     *

Please contact the undersigned at tyu@paulweiss.com or +81-3-3597-6306 if we may be of any assistance in answering your questions that may arise in connection with your review of this letter.

Sincerely,

/s/ Tong Yu
Tong Yu

cc:	Mr. Jun Togawa

Group Chief Financial Officer

Mitsubishi UFJ Financial Group, Inc.

CONFIDENTIAL TREATMENT REQUESTED BY MITSUBISHI UFJ FINANCIAL GROUP, INC.

PURSUANT TO RULE 83

APPENDIX 1

1A. RESTATEMENT OF THE MARCH 31, 2023 FINANCIAL STATEMENTS

Subsequent to the issuance of the March 31, 2023 financial statements, Mitsubishi UFJ Financial Group, Inc. (“MUFG”) concluded it was necessary to restate the March 31, 2023 consolidated financial statements to correct an error related to the accounting treatment for the elimination of the three-month reporting lag in connection with the sale of MUFG Union Bank N.A. (“MUFG Union Bank”) that was completed on December 1, 2022 (the “sale date”).

Prior to the sale of MUFG Union Bank, we treated the December 31 fiscal year end of MUFG Union Bank as coterminous with MUFG’s fiscal year end of March 31 and consolidated the subsidiary on a three-month lag pursuant to ASC 810-10-45-12. Upon deconsolidation of MUFG Union Bank, the profit, loss and other comprehensive income for the three-month period preceding the sale date were not reflected on our consolidated statements of operations and comprehensive income but instead were recognized as direct adjustments to the retained earnings and accumulated other comprehensive income, respectively, as a reduction of the carrying value of MUFG Union Bank, as previously reported in our consolidated financial statements for the fiscal year ended March 31, 2023.

Subsequent to the issuance of our March 2023 financial statements, we received comments on the financial statements from the staff of the Securities and Exchange Commission. In response to these comments, MUFG concluded that the carrying basis of MUFG Union Bank used in the deconsolidation, and resulting measurement of the gain on sale, should have been based on the amounts as of the date three months prior to the sale date. Correction of this error results in amounts previously recognized as direct adjustments to equity, including retained earnings of ¥223,273 million, net of tax, being recognized as reductions of the gain on sale.

The following table presents the adjustments resulting from the correction of the error, the previously reported amounts and the restated amounts, by each financial statement line item and the per-share amounts affected, for the year ended March 31, 2023.

CONFIDENTIAL TREATMENT REQUESTED BY MITSUBISHI UFJ FINANCIAL GROUP, INC.

PURSUANT TO RULE 83

	March 31, 2023
(in millions)	As Previously Reported	Adjustments	As Restated
Consolidated Statement of Operations
Gain on sale of MUFG Union Bank (Note 2)	¥557,954	¥(208,512)	¥349,442
Total Non-interest income	1,695,422	(208,512)	1,486,910
Income (loss) before income tax expense (benefit)	656,734	(208,512)	448,222
Income tax expense (benefit) (Note 8)	26,413	14,761	41,174
Net income (loss) before attribution of noncontrolling interests	630,321	(223,273)	407,048
Net income (loss) attributable to Mitsubishi UFJ Financial Group	599,908	(223,273)	376,635
Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	599,908	(223,273)	376,635
Earnings (loss) per common share applicable to common shareholders of Mitsubishi UFJ Financial Group (Notes 19 and 22):
Basic earnings (loss) per common share—Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	¥48.70	¥(18.12)	¥30.58
Diluted earnings (loss) per common share—Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	48.39	(18.13)	30.26

Consolidated Statement of Comprehensive Income
Net income (loss) before attribution of noncontrolling interests	¥630,321	¥(223,273)	¥407,048
Other comprehensive income, net of tax (Note 20):
Net unrealized gains (losses) on investment securities	(220,772)	17,817	(202,955)
Net unrealized losses on derivatives qualifying for cash flow hedges	5,398	(10,515)	(5,117)
Defined benefit plans (Note 13)	7,262	(27,593)	(20,331)
Total Other comprehensive income, net of tax (Note 20)	657,399	(20,291)	637,108
Comprehensive income	1,287,720	(243,564)	1,044,156
Comprehensive income attributable to Mitsubishi UFJ Financial Group	1,237,358	(243,564)	993,794

Consolidated Statement of Equity
Unappropriated retained earnings (Note 19):
Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥599,908	¥(223,273)	¥376,635
Elimination of the difference in reporting periods of the transferred business (Note 2)	(223,273)	223,273	—
Accumulated other comprehensive income (loss), net of taxes:
Net change during the fiscal year	637,450	(20,291)	617,159
Elimination of the difference in reporting periods of the transferred business (Note 2)	(20,291)	20,291	—

Consolidated Statement of Cash Flows
Cash flows from operating activities:
Net income (loss) before attribution of noncontrolling interests	¥630,321	¥(223,273)	¥407,048
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Gain on sale of MUFG Union Bank (Note 2)	(557,954)	208,512	(349,442)
Provision (benefit) for deferred income tax expense	(427,776)	17,501	(410,275)
Other—net	874,791	(2,740)	872,051

CONFIDENTIAL TREATMENT REQUESTED BY MITSUBISHI UFJ FINANCIAL GROUP, INC.

PURSUANT TO RULE 83

FOIA Confidential Treatment Requested for the Information Contained in This Appendix 2

by Mitsubishi UFJ Financial Group, Inc. Pursuant to 17 C.F.R. §200.83

APPENDIX 2

[***]

CONFIDENTIAL TREATMENT REQUESTED BY MITSUBISHI UFJ FINANCIAL GROUP, INC.

PURSUANT TO RULE 83